Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Great Lakes Dredge & Dock Company, LLC	Delaware

North American Site Developers, Inc.	Massachusetts

Great Lakes Caribbean Dredging, Inc.	Delaware

Dawson Marine Services Company	Delaware

JDC Soil Management & Development Inc.	Massachusetts